Exhibit 99.1

VIA optronics AG Announces Appointment of New Chief Marketing Officer

Dr. Jasmin Wagner returns to Company as newly appointed Chief Marketing Officer

Nuremberg, Germany: February 06, 2024 - VIA optronics AG (NYSE: VIAO) (“VIA” or the “Company”), a leading supplier of interactive display systems and solutions, today announced that it has appointed Dr. Jasmin Wagner as Chief Marketing Officer (“CMO”). In this senior leadership role, Jasmin will report to Roland Chochoiek, CEO of VIA optronics.

Roland Chochoiek, CEO of VIA optronics AG commented: “Jasmin was an integral part of the team at VIA for nearly seven years before moving on to explore other opportunities in 2021. Her familiarity with VIA and her extensive knowledge of technology and experience in custom-oriented solutions make her an invaluable asset to the Company, and we are thrilled to welcome her back as CMO. We believe Jasmin will play an important role in progressing our growth plans in the years to come.”

Dr. Jasmin Wagner added: “It´s a pleasure to return to VIA and to join a great team. I´m excited to work in such a sophisticated market environment and I’m looking forward to meeting previous and new customers and business partners to cooperate in future leading projects.”

Dr. Wagner has a proven track record of successfully leading teams. Prior to joining VIA optronics, Wagner served as Head of Strategy at RAUMEDIC and Head of Inhouse Consulting at REHAU. In conjunction with the appointment of Dr. Jasmin Wagner as CMO, the Company has brought the Marketing organization, the Project management team, the Product management team, the Research and Development team, and the Strategic Sourcing team under Dr. Wagner´s leadership.

About VIA

VIA is a leading provider of enhanced display solutions for multiple end-markets in which superior functionality or durability is a critical differentiating factor.  Its customizable technology is well-suited for high-end markets with unique specifications as well as demanding environments that pose technical and optical challenges for displays, such as bright ambient light, vibration and shock, extreme temperatures and condensation.  VIA’s interactive display systems combine system design, interactive displays, software functionality, cameras and other hardware components.  VIA’s intellectual property portfolio, process know-how, and optical bonding and metal mesh touch sensor and camera module technologies provide enhanced display solutions that are built to meet the specific needs of its customers.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements.”  These statements include, but are not limited to statements relating to: future events; the estimated or anticipated future results and revenues of the Company, including any guidance provided by the Company related thereto; future opportunities for the Company; future planned products and services; business strategy, plans and the implementation of operational initiatives; objectives of management for future operations of the Company; market size and growth opportunities; expectations regarding customer relationships and retention; the future availability or cost of purchased components, compounds, raw materials and energy due to shortages, increased demand and wages, supply chain interruptions, or natural or other disasters; supply chains, distribution and logistics; competitive position, technological and market trends; the outcome of any potential internal investigations and other statements that are not historical facts.  The words, without limitation, “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these or similar identifying words.

Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs.  These forward-looking statements involve known and unknown risks, uncertainties, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statement, including, without limitation, risks relating to: (1) operational execution, including the extent to which the Company can realize the benefits of changes to the Management Board and planned operational improvements; (2) competitive conditions and customer preferences; (3) disruption in supply chain and distribution; (4) increases or volatility in the cost of raw materials and commodities; (5) failure to meet high and ethical standards; and (6) significant changes or deterioration in customer relationships.  Additional factors are described under Item 3. “Key Information—D. Risk Factors,” in our Annual Report on Form 20-F as filed with the US Securities and Exchange Commission.  Moreover, new risks emerge from time to time.  It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make.  In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.  We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements.  Any forward-looking statements contained in this press release are based on the current expectations of VIA’s management team and speak only as of the date hereof, and VIA specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.  Due to rounding, it is possible that individual figures in this and other documents do not add up precisely to the totals shown and that percentages presented do not accurately reflect the absolute values to which they relate.

Investor Relations
Griffin Morris

Margaret Jones
Alpha IR Group
Phone: +1 312-445-2870
VIAO@alpha-ir.com

Media Contact
Alexandra Müller-Plötz
Phone: +49 911 597 575-302
Amueller-ploetz@via-optronics.com